UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)
[ ] Form 10-K and Form  10-KSB [ ] Form  20-F [ ] Form 11-K  [X] Form 10-Q and
    Form 10-QSB [ ] Form N-SAR

                  For Period Ended September 30, 1998
                  __ Transition Report on Form 10-K and Form 10-KSB
                  __ Transition  Report on Form 20-F
                  __ Transition Report on Form 11-K
                  __ Transition Report on Form 10-Q and Form 10-QSB
                  __ Transition Report on Form N-SAR
                  For the Transition Period Ended:_______________

Read Instructions (on back page) Before Preparing Form, Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:            PALLET MANAGEMENT SYSTEMS, INC.
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Former Name of Registrant (if applicable):
                                          ------------------------------------

Address of Principal Executive Office (Street and Number):

                            One South Ocean Boulevard
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                           Boca Raton, Florida               33432
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                            City, State and                 Zip Code

PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
[ ] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifteenth calendar day following the prescribed due date; and
     |
[ ]  |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.
     |
     |

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is in the process of renegotiating certain covenants with its bank. The results of these negotiations will affect the presentation on the financial statements. Accordingly, the Registrant is unable to complete the financial statements on a timely basis without unreasonable effort or expense. As previously disclosed, the Registrant expects to report a pretax loss of approximately $1.7 million.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Zachary Richardson               561                      338-7763
         -------------------------       -------------        ------------------
         (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             1999 Quarter                    1998 Quarter
                             ------------                    ------------
Revenues                     $ 12,278,269                    $  7,919,647
Gross profit                     (215,020)                      1,207,113
Income before taxes            (1,696,967)                        555,687

The Registrant realized a loss of approximately $600,000 due to theft at its Illinois facility and had higher than expected expenses at several facilities due to start-up problems and equipment problems.

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                         PALLET MANAGEMENT SYSTEMS, INC.
                        ---------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: November 10, 1999                PALLET MANAGEMENT SYSTEMS, INC.


                                        By: /s/ ZACHARY M. RICHARDSON
                                           -------------------------------------
                                                Zachary M. Richardson


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
         INTENTION MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.